UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 21)




                              Bandag, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   059815-100
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                               Phillip J. Hanrahan
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 (414) 271-2400
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 19, 2002
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                        ------------------
 CUSIP No. 059815-100                                         Page 2 of 9 Pages
----------------------                                        ------------------


========= ======================================================================
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Martin G. Carver
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                       (b)   |X|
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  SOURCE OF FUNDS*

           Not Applicable
---------- ---------------------------------------------------------------------
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
---------- ---------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------- --------- ------------------------------------------
                                   7  SOLE VOTING POWER
        NUMBER OF
                                      583,282 (See Item 5)
          SHARES            --------- ------------------------------------------
                                   8  SHARED VOTING POWER
       BENEFICIALLY
                                      2,615,685 (See Item 5)
         OWNED BY           --------- ------------------------------------------
                                   9  SOLE DISPOSITIVE POWER
           EACH
                                      583,282 (See Item 5)
        REPORTING           --------- ------------------------------------------
                                  10  SHARED DISPOSITIVE POWER
          PERSON
                                      2,615,685 (See Item 5)
           WITH
----------- --------------------------------------------------------------------
        11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,198,967 (See Item 5)
----------- --------------------------------------------------------------------
        12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]
----------- --------------------------------------------------------------------
        13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            33% (See Item 5)
----------- --------------------------------------------------------------------
        14  TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================

----------------------                                        ------------------
 CUSIP No. 059815-100                                         Page 3 of 9 Pages
----------------------                                        ------------------

========= ======================================================================
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Roy J. Carver, Jr.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                       (b)   |X|
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  SOURCE OF FUNDS*

           Not Applicable
---------- ---------------------------------------------------------------------
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
---------- ---------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------- --------- ------------------------------------------
                                   7  SOLE VOTING POWER
        NUMBER OF
                                      400,732 (See Item 5)
          SHARES            --------- ------------------------------------------
                                   8  SHARED VOTING POWER
       BENEFICIALLY
                                      2,615,685  (See Item 5)
         OWNED BY           --------- ------------------------------------------
                                   9  SOLE DISPOSITIVE POWER
           EACH
                                      400,732 (See Item 5)
        REPORTING           --------- ------------------------------------------
                                  10  SHARED DISPOSITIVE POWER
          PERSON
                                      2,615,685  (See Item 5)
           WITH
----------- --------------------------------------------------------------------
        11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,016,417 (See Item 5)
----------- --------------------------------------------------------------------
        12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]
----------- --------------------------------------------------------------------
        13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            32% (See Item 5)
----------- --------------------------------------------------------------------
        14  TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================

----------------------                                        ------------------
 CUSIP No. 059815-100                                         Page 4 of 9 Pages
----------------------                                        ------------------

========= ======================================================================
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Carver Management Company LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                       (b)   |X|
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  SOURCE OF FUNDS*

           Not Applicable
---------- ---------------------------------------------------------------------
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
---------- ---------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
                                   7  SOLE VOTING POWER
        NUMBER OF
                                      0
          SHARES            --------- ------------------------------------------
                                   8  SHARED VOTING POWER
       BENEFICIALLY
                                      2,615,685 (See Item 5)
         OWNED BY           --------- ------------------------------------------
                                   9  SOLE DISPOSITIVE POWER
           EACH
                                      0
        REPORTING           --------- ------------------------------------------
                                  10  SHARED DISPOSITIVE POWER
          PERSON
                                      2,615,685 (See Item 5)
           WITH
----------- --------------------------------------------------------------------
        11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,615,685 (See Item 5)
----------- --------------------------------------------------------------------
        12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]
----------- --------------------------------------------------------------------
        13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29% (See Item 5)
----------- --------------------------------------------------------------------
        14  TYPE OF REPORTING PERSON*

            OO (LLC)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================

----------------------                                        ------------------
 CUSIP No. 059815-100                                         Page 5 of 9 Pages
----------------------                                        ------------------

 ========= =====================================================================
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Carver Partners LP
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                       (b)   |X|
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  SOURCE OF FUNDS*

           Not Applicable
---------- ---------------------------------------------------------------------
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
---------- ---------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
                                   7  SOLE VOTING POWER
        NUMBER OF
                                      0
          SHARES            --------- ------------------------------------------
                                   8  SHARED VOTING POWER
       BENEFICIALLY
                                      2,615,685 (See Item 5)
         OWNED BY           --------- ------------------------------------------
                                   9  SOLE DISPOSITIVE POWER
           EACH
                                      0
        REPORTING           --------- ------------------------------------------
                                  10  SHARED DISPOSITIVE POWER
          PERSON
                                      2,615,685 (See Item 5)
           WITH
----------- --------------------------------------------------------------------
        11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,615,685 (See Item 5)
----------- --------------------------------------------------------------------
        12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]
----------- --------------------------------------------------------------------
        13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29% (See Item 5)
----------- --------------------------------------------------------------------
        14  TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================

----------------------                                        ------------------
 CUSIP No. 059815-100                                         Page 6 of 9 Pages
----------------------                                        ------------------

Item 1.  Security and Issuer.

         This Amendment No. 21 to Schedule 13D relates to shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Bandag, Incorporated, an Iowa corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2905 North Highway 61, Muscatine, Iowa 52761.


Item 3.  Source and Amount of Funds or Other Consideration.

         On June 19, 2002, Lucille A. Carver sold 1,114,746 shares of the Issuer's Class B Common Stock, par value $1.00 per share (the "Class B Common Stock") to the Issuer. Since Martin G. Carver and Roy J. Carver, Jr. shared with Lucille A. Carver the power to vote and dispose of such shares pursuant to a power of attorney, the sale by Lucille A. Carver resulted in a reduction in the number of shares of Common Stock over which Martin G. Carver and Roy J. Carver, Jr. share voting and dispositive power. Since the sale resulted in a reduction in the number of shares of Class B Common Stock outstanding, the sole voting power of each of Martin G. Carver and Roy J. Carver, Jr. increased. The shared voting power of Martin G. Carver and Roy J. Carver, Jr. decreased as a result of the sale, since the reduction in the number of shares of Class B Common Stock over which they shared voting and dispositive power had a greater effect on their shared voting power than did the reduction in the number of outstanding shares of Class B Common Stock.


Item 4.  Purpose of Transaction.

         The transaction described in Item 3 was effected in order to fund a portion of the transfer taxes and capital gain taxes due upon the transfer by Lucille A. Carver of her limited partnership interest in Carver Partners LP, a Delaware limited partnership (the "Limited Partnership"), to each of Martin G. Carver, Roy J. Carver, Jr. and John A. Carver.


Item 5.  Interest in Securities of the Issuer.

         To the best of the Reporting Parties' knowledge and based on information obtained from the Issuer, the aggregate number of shares of Common Stock of the Issuer outstanding on April 30, 2002 was 9,079,431 shares and the aggregate number of shares of Class B Common Stock outstanding on April 30, 2002 was 2,037,200 shares. Giving effect to the purchase by the Issuer of Lucille A. Carver's shares of Class B Common Stock as described in Item 3, the number of outstanding shares of Class B Common Stock on June 19, 2002 was 922,454.

         Each share of Class B Common Stock is entitled to ten votes and is convertible at the option of the holder into one share of Common Stock, which is entitled to one vote. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, each Reporting Party is deemed to have beneficial ownership of the shares of Common Stock which may be acquired upon conversion of the Class B Common Stock (if any) such Reporting Party owns. The beneficial ownership percentages set forth in this Schedule 13D for each Reporting Party are calculated in accordance with the provisions of Rule 13d-3 and are based upon 9,079,431 shares of Common Stock outstanding plus such number of shares of Common Stock which may be issued to such Reporting Party upon conversion of that Reporting Party's Class B Common Stock (if any).

 (a)-(b):

         (1) The Limited Partnership is the direct beneficial owner of 2,615,685 shares of Common Stock, representing approximately 29% of the issued and outstanding shares of Common Stock and approximately 14% of the Issuer's total voting power.

----------------------                                        ------------------
 CUSIP No. 059815-100                                         Page 7 of 9 Pages
----------------------                                        ------------------

         (2) By virtue of its position as the sole general partner of the Limited Partnership, Carver Management Company LLC, a Delaware limited liability company (the "LLC"), may be deemed to beneficially own the 2,615,685 shares of Common Stock, representing approximately 29% of the issued and outstanding shares of Common Stock and approximately 14% of the Issuer's total voting power, held by the Limited Partnership.

         (3) Martin G. Carver beneficially owns an aggregate of 3,198,967 shares of Common Stock, which represents approximately 33% of the issued and outstanding shares of Common Stock. Included in this total are:

                  (i) 583,282 shares of Common Stock, including 502,622 shares of Common Stock issuable upon conversion of 502,622 shares of Class B Common Stock, over which he possesses sole voting and investment power; and

                  (ii) 2,615,685 shares of Common Stock held by the Limited Partnership, over which he shares voting and investment power by virtue of his position as one of the two managers of the LLC, which is the sole general partner of the Limited Partnership.

         The shares of Common Stock and Class B Common Stock described in sentence (i) above give Martin G. Carver approximately 28% of the Issuer's total voting power.

         The shares of Common Stock described in sentence (ii) above give Martin
G. Carver, when acting together with Roy J. Carver, Jr., approximately 14% of the Issuer's total voting power.

         (4) Roy J. Carver, Jr. beneficially owns an aggregate of 3,016,417 shares of Common Stock, which represents approximately 32% of the issued and outstanding shares of Common Stock. Included in this total are:

                  (i) 400,732 shares of Common Stock issuable upon conversion of 400,732 shares of Class B Common Stock, over which he possesses sole voting and investment power; and

                  (ii) 2,615,685 shares of Common Stock held by the Limited Partnership, over which he shares voting and investment power by virtue of his position as one of the two managers of the LLC, which is the sole general partner of the Limited Partnership.

         The shares of Class B Common Stock described in sentence (i) above give Roy J. Carver, Jr. approximately 22% of the Issuer's total voting power.

         The shares of Common Stock described in sentence (ii) above give Roy J. Carver, Jr., when acting together with Martin G. Carver, approximately 14% of the Issuer's total voting power.

         (c) Except for the transaction described in Item 3, the Reporting Parties have not effected any transactions in the Issuer's securities since the filing of the most recent amendment to the reporting person's Schedule 13D.

         (d)      None.

         (e)      Not applicable.

----------------------                                        ------------------
 CUSIP No. 059815-100                                         Page 8 of 9 Pages
----------------------                                        ------------------

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Agreement to File Schedule 13D Jointly. (Previously filed as Exhibit 1 to Amendment No. 20 to the Reporting Parties'
                     Schedule 13D)

----------------------                                        ------------------
 CUSIP No. 059815-100                                         Page 9 of 9 Pages
----------------------                                        ------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 19, 2002

                                    CARVER PARTNERS LP

                                    By:   Carver Management Company LLC, as its
                                          General Partner


                                    By:    /s/ Martin G. Carver
                                           -------------------------------------
                                           Martin G. Carver, Manager


                                    By:    /s/ Roy J. Carver, Jr.
                                           -------------------------------------
                                           Roy J. Carver, Jr., Manager

                                    CARVER MANAGEMENT COMPANY LLC


                                    By:    /s/ Martin G. Carver
                                           -------------------------------------
                                           Martin G. Carver, Manager


                                    By:    /s/ Roy J. Carver, Jr.
                                           -------------------------------------
                                           Roy J. Carver, Jr., Manager


                                    /s/ Martin G. Carver
                                    --------------------------------------------
                                    Martin G. Carver


                                    /s/ Roy J. Carver, Jr.
                                    --------------------------------------------
                                    Roy J. Carver, Jr.